UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.                 ) *

Neogenix Oncology, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.		13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS Myron Arlen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,336,086 shares[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,336,086 shares[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,336,086 shares[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2%[2]
12	TYPE OF REPORTING PERSON (See Instructions) IN
[1]

Includes 101,437 shares of common stock beneficially owned by Dr. Arlen’s spouse. Dr. Arlen disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of those securities.

[2]

Based on 22,599,818 shares of common stock of the issuer as of 12/31/10, plus 1,402,736 shares of common stock (which is the number of shares of common stock underlying the options and warrants held by Dr. Arlen which are exercisable within 60 days of December 31, 2010).

Item 1	(a). Name of Issuer: Neogenix Oncology, Inc.

Item 1	(b). Address of Issuer’s Principal Executive Offices:

445 Northern Boulevard, Suite 24

Great Neck, NY 11021

Item 2	(a). Name of Person Filing: Myron Arlen

Item 2	(b). Address of Principal Business Office or, if none, Residence:

445 Northern Boulevard, Suite 24

Great Neck, NY 11021

Item 2	(c). Citizenship: United States

Item 2	(d). Title of Class of Securities: Common Stock, par value $0.00001 per share.

Item 2	(e). CUSIP Number:

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 5,336,086 shares

(b).	Percent of class: 22.2%, based on 22,599,818 shares of common stock of the issuer as of 12/31/10, plus 1,402,736 shares of common stock (which is the number of shares of common stock underlying the options and warrants held by Dr. Arlen which are exercisable within 60 days of December 31, 2010).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 5,336,086 shares

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 5,336,086 shares

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

MYRON ARLEN

By:	/s/ Daniel J. Scher, Attorney-in-Fact*

*	Power of Attorney dated, June 24, 2010,
on file with the Commission, is
incorporated by reference